Exhibit 12.1

Ratio of Earnings to Fixed Charges

Syniverse Holdings, Inc. and Predecessor

(dollars in thousands)

	Period from February 14 to December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Six Months Ended		Pro Forma
				June 30, 2004	June 30, 2005	Year Ended December 31, 2004	Six Months Ended June 30, 2005
Net income (loss)	$631	$(57,926)	$15,063	$11,831	$(5,174)	$40,633	$(1,082)
Provision for income taxes	9,320	10,057	8,729	4,192	4,368	9,817	4,368

Income (loss) before income taxes	$9,951	$(47,869)	$23,792	$16,023	$(806)	$50,450	$3,286

Fixed charges:
Interest expensed net of amounts capitalized	$45,428	$46,235	$44,577	$21,825	$17,991	$31,551	$14,591
Amortization of deferred financing costs and discount	8,677	11,893	8,351	4,499	1,103	988	494
Estimated interest factor on operating leases	864	871	1,016	426	522	1,016	522

Total fixed charges	$54,969	$58,999	$53,944	$26,750	$19,616	$33,555	$15,607

Earnings:
Income (loss) before income taxes	$9,951	$(47,869)	$23,792	$16,023	$(806)	$50,450	$3,286
Fixed charges	54,969	58,999	53,944	26,750	19,616	33,555	15,607

Total earnings	$64,920	$11,130	$77,736	$42,773	$18,810	$84,005	$18,893

Ratio of earnings to fixed charges	1.18	0.19	1.44	1.60	0.96	2.50	1.21